November 23, 2005

United States

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention:    Cecilia D. Blye, Chief

Office of Global Security Risk

Dear Ms. Blye:

Re:

Petro-Canada

Form 40-F for the Fiscal Year Ended December 31, 2004

SEC File No. 001-13922

Our correspondence to date regarding the above-captioned matter is comprised of (i) your letter to Mr. Ron A. Brenneman, President and Chief Executive Officer of Petro-Canada (“Petro-Canada” or the “Company”) dated September 28, 2005, (ii) our letter to Cecilia D. Blye, Chief, Office of Global Security Risk dated October 14, 2005, signed by Hugh L. Hooker, Associate General Counsel and Corporate Secretary of Petro-Canada (our “October Letter”); and (iii) your letter to Mr. Ron A. Brenneman dated November 8, 2005 (your “November Letter”).

After receipt of your November Letter, we contacted Jack Guggenheim and confirmed that we would provide our response to your letter within 10 business days of November 8, 2005.

A.

Comment

For ease of reference, we have copied below the comments from your November Letter:

“In addressing the materiality of your contacts with Libya and Syria, and whether those contacts constitute a material investment risk for your security holders, in your letter of October 14, 2005, the only qualitative factor you discuss as relevant to your materiality analysis is your compliance with applicable legal and regulatory requirements.  Please address the materiality of your contacts with Libya and Syria, and whether those contacts constitute a material investment risk for your security holders, in light of the potential impact upon your reputation and share value of your contacts with countries identified as state sponsors of terrorism and, in the case of Syria, subject to US sanctions.  In this regard, we again call to your attention the fact that certain US states have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism.  Provide us with both your conclusions and the analysis underlying your conclusions.

B.

Response

Our contacts with Libya and Syria were prominently disclosed in our Form 40-F for the year ended December 31, 2004 (our “Form 40-F”), which disclosure has been reviewed and highlighted on pages 2 to 5 of our October Letter.  We have had similar disclosures of those assets in our previous filings of Form 40-F since we acquired them in early 2002.  We note that the US sanctions are a matter of public record.  As stated in our October Letter, we do not view our investment in Libya and Syria as a material investment risk from a quantitative or qualitative point of view, nor do we believe that our operations in those countries have a material impact on Petro-Canada’s reputation and share value.

Support for this view can be found in the fact that Petro-Canada acquired the international oil and gas operations of Veba Oil & Gas in 2002, at which time non-Canadian investors comprised approximately 28% of our investor base; since that time, our non-Canadian investors (principally U.S. investors) have grown to more than 48%.  We believe that the investing public has been informed regarding Petro-Canada’s operations in Syria and Libya, and such investors (including those in the U.S.) must therefore have satisfied themselves as to their investment in the Company.

Based on our public written disclosure, Petro-Canada conducts public presentations in which we discuss the fact that the Company owns assets in Syria and Libya.  In this regard, it is fair to say that our investors have a range of views in relation to our asset ownership in those countries.  However, the fact that we receive questions from investors regarding these assets indicates that our disclosure is effective.  Based on Petro-Canada’s disclosure, and because the Company tends to trade up and down in a manner similar to other oil and gas companies, we do not believe that investors view Petro-Canada much differently tha n any other oil and gas company.

It is our view that the extensive coverage of risk factors on page 10 of our Form 40-F (as reproduced at the bottom of page 6 and the top of page 7 of our October Letter) is appropriate relative to our investment in Syria and Libya.  However, Petro-Canada has a philosophy of continuous improvement and, if the SEC is of the view that a more detailed description of the risk factors would enhance the overall disclosure in Petro-Canada’s filings, we would be agreeable to propose a revised risk factor description for purposes of our future form 40-F filings with the SEC.

C.

Acknowledgement

The Company acknowledges its responsibility for the adequacy and accuracy of disclosures in its filings with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”).  The Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its SEC filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

We trust that the above appropriately responds to the items contained in your letter of November 8, 2005.  If you have any questions, please do not hesitate to contact the undersigned.  We would appreciate it if you would address all future correspondence on this matter to the undersigned directly.

Yours very truly,

PETRO-CANADA

/s/ Hugh L. Hooker

Hugh L. Hooker

Associate General Counsel and Corporate Secretary

cc

Jack Guggenheim

Ron A. Brenneman

E.F.H. Roberts

W.A. Peneycad